August 20, 2010

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Crispino, Staff Attorney
Michael F. Johnson, Staff Attorney

Re:	Isilon Systems, Inc.
Form 10-K for the fiscal year ended December 31, 2009, filed February 5, 2010
File No. 001-33196

Dear Messrs. Crispino and Johnson:

Isilon Systems, Inc. (the “Company”) submits this letter in response to the comments contained in the Securities and Exchange Commission staff’s (the “Staff”) letter dated July 30, 2010 (the “Comment Letter”) relating to the above referenced filing. For your convenience, we have numbered and restated in bold and italics each comment to correspond to the numbering contained in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business

Customers, page 11

1. We note from your Q1 2010 earnings call that the federal government was just under 10% of revenue. Please tell us what consideration you gave to providing the description required by Item 101 (c)(1)(ix) of Regulation S-K.

Company Response:

We respectfully advise the Staff that no material portion of our business is subject to renegotiation of profits or termination of contracts or subcontracts at the election of the Government. Accordingly, we believe that no disclosure is appropriate pursuant to Item 101(c)(1)(ix) of Regulation S-K.

In the ordinary course of our business, we have entered into arrangements to sell our products and services to federal government agencies. The terms and conditions of those arrangements, in many instances, are substantially similar to the terms and conditions of our sales arrangements with commercial customers. As with all of our arrangements, if acceptance clauses are included, for accounting purposes we do not recognize revenue on sales until customer acceptance is deemed satisfied or the contingency lapses.

August 20, 2010

Risk Factors

“We currently rely on two contract manufacturers …,” page 24

2. Please tell us why you have not filed your master agreement with Jabil Circuit, Inc. In addition, to the extent that you have a master agreement with Solectron Corporation (subsequently acquired by Flextronics International Ltd.), please tell us why you have not filed that agreement. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Company Response:

We respectfully inform the Staff that we did not file our agreements with Flextronics International Ltd. or Jabil Circuit, Inc. as exhibits to our Form 10-K pursuant to Item 601 of Regulation S-K as those agreements were entered into in the ordinary course of our business.

Pursuant to subsection (ii) of Regulation S-K Item 601(b)(10), if a contract is of a sort that ordinarily accompanies the kind of business conducted by the company, it is deemed to be ordinary course and need not be filed unless, under subsection (ii)(B), it is a “contract upon which the registrant’s business is substantially dependent.” The rule provides examples of substantial dependence such as “continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials,” or any “license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.”

In connection with our initial public offering in December 2006, we filed our manufacturing services agreement with Sanmina-SCI Corporation dated February 17, 2006 as an exhibit to our registration statement on Form S-1. At that time, we determined that this contract manufacturing arrangement was material and not in the ordinary course of our business as we had no previous experience with a contract manufacturer and were uncertain as to our ability to negotiate a similar arrangement with another manufacturer in the future.

In August 2007 and September 2009, respectively, we established contract manufacturing relationships with Solectron Corporation, subsequently acquired by Flextronics International Ltd., and Jabil Circuit, Inc. The arrangement with Flextronics was documented in a memorandum of understanding; the arrangement with Jabil was documented in a master service agreement. We have terminated our contract manufacturing relationship with Sanmina-SCI.

As we have now established relationships with several contract manufacturers and anticipate enhancing these and potentially pursuing additional relationships in the future, we have concluded that our arrangements with such parties are in the ordinary course of our business. Moreover, we have allocated the manufacturing and assembly of our products such that we do not consider either of our current arrangements to cover “the major part” of our manufacturing requirements. Accordingly, we do not believe that we are substantially dependent on either of our current contract manufacturers.

August 20, 2010

We do, however, appreciate the Staff’s comment and will continue to analyze the risk factor noted above to ensure that the language included in future filings takes into account the evolving relationships with our contract manufacturers.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

3. Please consider expanding your overview section to provide an executive level overview that provides context for the remainder of the management’s discussion and analysis. For example, identify the factors that Isilon’s executives focus on in evaluating financial condition and operating performance. Consider addressing the material operations, risks and challenges facing Isilon and how management is dealing with these issues. We note your discussion during your most recent earnings call regarding international expansion and your planned increased expenditures on research and development. Please also consider enhancing your overview section to address any material trends, such as pricing pressure. Refer to Release No. 33-8350.

Company Response:

We appreciate the Staff’s comment and, in future filings, will endeavor to start our MD&A with a section that sets forth an executive-level overview that provides context for the remainder of the discussion.

To date, we believe that the overview included at the beginning of our MD&A has provided readers with the historical context and operational information needed to analyze our financial results, as well as highlighting a few key trends from management’s perspective, such as our expectations regarding operating expenses and growth. In addition, we have been cognizant of the guidance given in Release No. 33-8350 to avoid unnecessary duplicative disclosure and, as a result, we have provided all of our in-depth analysis in the discussion under “Results of Operations” beginning on page 40. As previously stated, however, we acknowledge the Staff’s comment and will attempt to enhance our MD&A in future filings based on available guidance.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 76

4. You state that in connection with the preparation of the Annual Report on Form 10-K your management carried out an evaluation under the supervision and with the participation of your CEO and CFO as of December 31, 2008. It appears you intended to state you carried out an evaluation with the participation of your CEO and CFO as of December 31, 2009. Please advise.

August 20, 2010

Company Response:

We supplementally advise the Staff that the second sentence of the first paragraph under Item 9A. Controls and Procedures – Evaluation of Disclosure Controls and Procedures, contained an inadvertent administrative error. That sentence should read:

“In connection with the preparation of this Annual Report on Form 10-K, our management carried out an evaluation, under the supervision and with the participation of our CEO and CFO, as of December 31, 2009, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and 15d-15(e) under the Exchange Act.”

Item 11. Executive Compensation (incorporated by reference to Definitive Proxy Statement on Schedule 14A)

Compensation Discussion and Analysis

2009 Executive Compensation Overview and Expectations for 2010, page 30

5. We note that total cash compensation was targeted between the 50th and 75th percentiles. Please tell us what consideration you gave to disclosing where actual payments fell within targeted parameters.

Company Response:

With respect to base salary information, we respectfully direct the Staff to the first two full paragraphs on page 32 of the Definitive Proxy Statement. In the first paragraph we disclose that, although we targeted base salaries for our executives at the 50th percentile, we froze salaries at their 2008 levels for executives other than our chief executive officer and chief financial officer. In the second full paragraph on page 32, we disclose that even after an adjustment in February 2010, the base salaries of our chief executive officer and chief financial officer remain below the 50th percentile when compared to our peer group.

With respect to total cash compensation, we supplementally inform the Staff that actual cash compensation for our executive officers fell within the disclosed targeted parameters. Specifically, total cash compensation for each of our named executive officers was in approximately the 60th percentile of the applicable comparative market. Because the actual payments fell within the disclosed target parameters, we concluded that providing the actual percentiles would not be helpful information for our shareholders. Based on the Staff’s comment, however, we will endeavor to include such actual information in relevant future filings.

August 20, 2010

Performance-Based Incentive Compensation, page 32

6. We note that you have not disclosed your annual revenue and annual non-GAAP operating income goals for incentive compensation. These targets appear to be material and thus should be disclosed unless you have met the requirements of Instruction 4 to Item 402(b) of Regulation S-K. Please provide us with your analysis of the competitive harm which would result from disclosure of these targets.

Company Response:

We respectfully inform the Staff that we consider the goals for annual revenue and annual non-GAAP operating income that our Compensation Committee uses for executive compensation purposes to be confidential financial information, the disclosure of which would result in competitive harm to the company. Moreover, we believe that disclosure of these goals would confuse our shareholders and could cause unrealistic expectations regarding our future performance.

Our products and services are designed to help companies store and manage their ever-increasing amounts of unstructured data, such as video, audio, and pdf files. While still a young company, Isilon is viewed as a pioneer in this rapidly growing sector of the overall storage market, referred to as clustered storage. The market opportunity in this sector has not been lost on our much larger competitors, such as EMC, NetApp, IBM, Dell, HP and many others.

The publication of our financial goals used for incentive compensation would be harmful to us from a competitive standpoint primarily in two respects. First, disclosure of our “stretch” goals would provide confidential and proprietary information regarding how we compensate our executives and this information can be readily used by competitors to design competing compensation plans to attempt to lure our key personnel to a competing organization. It is critical to understand that the competition for proven leadership is intense in our industry. Historically, our competitors have engaged in concerted efforts to hire our key sales employees.

Second, disclosure of these financial goals would provide competitors with information relating to, although not the same as, our internal annual revenue plan and projections. With this information, competitors would gain insight into our expectations and abilities regarding market share and could take steps to limit our traction. Accordingly, we submit that this evidence of actual competition and the likelihood of substantial competitive injury are sufficient to bring this financial information within the realm of confidentiality.

Lastly, as stated in our compensation disclosure and analysis, page 34 of the Definitive Proxy Statement, the financial goals on which our incentive compensation is based are sufficiently challenging and require significant year-over-year growth and progress. These goals are different from our internal financial forecasts and are, instead, considered “stretch” goals. The publication of these goals, even in an historical context, could be misleading when compared to our reported results for completed periods and could provoke unrealistic expectations from our shareholders and the market regarding our future performance. This would likely result in unpredictability and volatility in our stock price.

August 20, 2010

For these reasons, we believe that we have met the requirements of Instruction 4 to Item 402(b) of Regulation S-K and, accordingly, we have not disclosed our goals for annual revenue and annual non-GAAP operating income that our Compensation Committee uses for executive compensation purposes.

Performance-Based Incentive Compensation, page 32

7. With regard to your non-GAAP operating income goals, future filings should provide disclosure as to how the numbers are calculated from your audited financial statements. See Instruction 5 to Item 402(b) of Regulation S-K.

Company Response:

We respectfully acknowledge the Staff’s comment and will ensure that, in future filings, we provide disclosure as to how non-GAAP operating income is calculated from our audited financial statements.

Employment, Severance and Change in Control Arrangements, page 36

8. Where appropriate, please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also, in the compensation discussion and analysis, discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Company Response:

With regard to our employment, severance and change in control arrangements, we respectfully direct the Staff to the disclosure on page 42 and 43 of the Definitive Proxy Statement where we describe our sole severance arrangement and describe the circumstances that trigger acceleration of stock options granted to our executive officers. We believe that we have met the requirements for disclosure pursuant to paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K.

Further, in our compensation discussion and analysis, page 36 of the Definitive Proxy Statement, we describe the consideration given by our Compensation Committee with regard to the severance and change in control arrangements of our executive officers, and the rationale behind these arrangements. We did not believe that it was appropriate to discuss these arrangements earlier in the compensation discussion and analysis because our Compensation Committee does not consider the isolated severance and change in control arrangements in its annual assessment of overall executive compensation.

August 20, 2010

Executive Compensation Tables, page 38

General

9. Future filings should disclose whether the aggregate grant date fair value of stock awards and options were computed in accordance with FASB Accounting Standards Codification Topic 718. Refer to Items 402(c) and (k) of Regulation S-K.

Company Response:

We respectfully acknowledge the Staff’s comment and will ensure that, in future filings, we affirmatively disclose that the aggregate grant date fair value of stock awards and options were computed in accordance with FASB Accounting Standards Codification Topic 718.

* * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

We appreciate the Staff’s comments and request that the Staff contact Drew Markham of Wilson Sonsini Goodrich & Rosati at (206) 883-2500 or the undersigned at (206) 315-7500 with any questions or comments regarding this letter. Thank you for your assistance.

Respectfully submitted,

Isilon Systems, Inc.

/s/ Keenan M. Conder
Keenan M. Conder
Vice President, General Counsel and Corporate Secretary

cc:	William D. Richter, Isilon Systems, Inc.
Drew G. Markham, Wilson Sonsini Goodrich & Rosati, P.C.